Exhibit 99.1

Second Quarter 2009

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

•      On April 21, 2009, we presented two posters on AEZS-126, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the American Association for Cancer Research (“AACR”) Annual Meeting in Denver, Colorado.

•      On April 22, 2009, we presented a poster at the AACR which outlined Phase 1 results for our orally-active tubulin and topoisomerase II inhibitor compound, AEZS-112, in patients with advanced solid tumors or lymphoma, which may potentially provide a new therapeutic approach for the treatment of cancer.

•      On April 29, 2009, we announced that we had received notification from the Nasdaq Stock Market (“Nasdaq”) that we had regained compliance with Listing Rule 5450(a)(1) relating to the maintenance of a minimum bid price.

•      On May 31, 2009, we presented results supporting the evaluation of our targeted cytotoxic peptide conjugate compound, AEZS-108 (formerly AN-152), in prostate cancer at the American Society of Clinical Oncology (“ASCO”) Annual Meeting, which was held in Orlando, Florida.

•      On June 1, 2009, we announced that our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”) presented, at the ASCO Annual Meeting, positive Phase 2 data on the clinical activity of perifosine (KRX-0401), a PI3K/Akt pathway inhibitor compound for cancer, as a treatment for advanced metastatic colon cancer and advanced renal cell carcinoma.

•      On June 5, 2009, we entered into an agreement with the administrators of Ardana Bioscience Limited (“Ardana”) to acquire all Ardana assets relating to AEZS-130 for $0.2 million.

•      On June 8, 2009, we disclosed results for our European multi-center Phase 2 trial in non-small cell lung cancer with perifosine as radioenhancer.

•      On June 10, 2009, we announced the initiation of the extension or our North American efficacy Phase 3 study with cetrorelix pamoate for the treatment of benign prostatic hyperplasia (“BPH”), a benign enlargement of the prostate. This extension of the study will be sponsored by sanofi-aventis, our partner for the US market.

•      On June 11, 2009, we presented a poster on AEZS-130 at the annual meeting of the Endocrine Society, reporting the first clinical data relating to the use of AEZS-130 as a simple diagnostic test for adult growth hormone deficiency.

•      On June 15, 2009, we announced that we would report data from the safety study of the Phase 3 program in BPH with cetrorelix ahead of schedule, moving that disclosure from the fourth quarter of 2009 to the third quarter of 2009.

•      On June 23, 2009, we completed a registered direct offering of US$10.0 million of units comprised of common shares and common share purchase warrants to certain institutional investors. We received net proceeds of approximately US$9.2 million after deducting placement agent fees and other offering expenses.

Subsequent to Quarter-End

•      On July 7, 2009, we announced the publication in the renowned American scientific journal, Proceedings of the National Academy of Sciences, of new data supporting the use of our ghrelin receptor antagonist compound, AEZS-123 (JMV2959), for the treatment of alcohol dependence that involves ghrelin.

•      On August 3, 2009, we announced that our partner Keryx reached an agreement with the U.S. Food and Drug Administration regarding a Special Protocol Assessment on the design of a double-blind, placebo-controlled Phase 3 trial with perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (VELCADE®).

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month and six-month periods ended June 30, 2009. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements and related notes for the three-month and six-month periods ended on June 30, 2009 and 2008. Our consolidated financial statements, reported in United States dollars (“US dollars”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”).

All amounts presented in this MD&A are in US dollars, except where otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is quite likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in drug development are our Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, our Phase 2 program in advanced endometrial and ovarian cancers with AEZS-108 as well as in multiple cancers with perifosine.

Key Developments for the Three Months Ended June 30, 2009

Drug Development

Status of our drug pipeline as at June 30, 2009

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-115
Non-peptide luteinizing hormone-releasing hormone antagonists

(endometriosis & urology)

AEZS-120

(oncology vaccine)

AEZS-126
Erk & PI3K Inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor ligands (endocrinology)

		AEZS-112 (oncology) AEZS-130 - Therapeutic (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH) AEZS-130 - Diagnostic (endocrinology)	Cetrotide® (in vitro fertilization)
Partners

Cetrorelix:
Shionogi in Japan

Ozarelix :
Spectrum in North America and India, Nippon Kayaku in Japan (oncology)

Ozarelix (BPH): Handok in Korea, Indonesia, Malaysia, the Philippines and Singapore

Perifosine:
Keryx in North America
Handok in Korea

				Cetrorelix (BPH): Sanofi-aventis in U.S.A. Handok in Korea	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi in Japan

Cetrorelix

During the three months ended June 30, 2009, we continued to advance the Phase 3 program with cetrorelix in BPH.

We completed patient recruitment for the North American efficacy trial (Z033) in April 2008 (667 patients randomized). We expect results from the double-blind portion of the study to be available during the third quarter of 2009. Furthermore, during the quarter we have initiated the extension of this study with the sponsorship of sanofi-aventis, our partner for the US market.

Similarly, the North American safety trial (Z041) is also fully enrolled (528 patients randomized), and we expect results to be available during the third quarter of 2009.

The European efficacy trial (Z036) has also been fully enrolled since September 2008 (420 patients randomized). We expect results from the double-blind portion of the study to be available during the fourth quarter of 2009.

We expect to disclose results from our QTc safety trial (Z043) by the end of 2009.

Our focus is now on the execution of our studies (Z033, Z036, Z041 and Z043) and on preparing for the analysis of forthcoming results.

AEZS-108

Phase 2 trials with AEZS-108, involving up to 82 patients, are ongoing, as scheduled. For both indications, advanced endometrial and ovarian cancers, we continue to progress into the second stage of development according to the Simon design protocol. Data of the Phase 1 trial in these same indications indicated one complete response and two partial tumor responses, in addition to stabilization of disease in a number of other patients. However, we have already observed in the ongoing Phase 2 trials, complete and partial responses along with several stabilizations of the disease justifying the continuity of the Phase 2 protocols for both indications. Results of these Phase 2 trials are expected in the fourth quarter of 2009.

Furthermore, new data providing further support in the evaluation of AEZS-108 in prostate cancer were presented in May at the ASCO meeting.

Perifosine

During the quarter, we disclosed neutral results of the European Phase 2 trial with perifosine studied as a radioenhancer in 177 patients with non-small cell lung cancer.

Also during the quarter, our partner, Keryx, presented posters and gave a presentation on perifosine at the ASCO meeting. Posters outlined positive Phase 2 data for perifosine in colon and kidney cancer, both as a single agent and in combination therapy.

We have decided to focus our future efforts on demonstrating perifosine’s efficacy as an anti-cancer agent.

We expect to advance perifosine in multiple myeloma and/or advanced metastatic colon cancer in collaboration with our partners.

AEZS-112

We are pursuing a Phase 1 trial with 41 patients with advanced cancer and lymphoma for which results are expected in the third quarter of 2009. An abstract was presented in April 2009 at the AACR Annual Meeting, showing that AEZS-112 was well tolerated. Furthermore, prolonged courses of stable disease were also encouraging observations. While we are continuing the Phase 1 trial, we plan to further develop this compound.

AEZS-126

In April 2009, we presented two posters on AEZS-126, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the AACR Annual Meeting. In vivo and in vitro data showed significant antitumor activity and a favorable in vitro pharmacologic profile which could lead to further in vivo profiling.

AEZS-130

On June 5, 2009, we acquired from Ardana all assets relating to the growth hormone secretagogue / ghrelin agonist, AEZS-130. These assets include development data, inventory of compound, regulatory authorizations—including IND and orphan drug status as a diagnostic test granted in the United States—as well as a patent application protecting the use of AEZS-130 for the diagnostic of growth hormone secretion deficiency.  Ardana had developed AEZS-130 up to the initiation of Phase 3 clinical trials in the United States for use as an oral diagnostic test of growth hormone secretion deficiency. In addition to the diagnostic indication, AEZS-130, based on results of Phase 1 studies conducted by Ardana, has potential applications for the treatment of cachexia, a condition frequently associated with severe chronic diseases such as cancer, Chronic Obstructive Pulmonary Disease and AIDS.

A poster on AEZS-130 was presented at the annual meeting of the Endocrine Society on June 11, 2009, reporting the first clinical data relating to the use of AEZS-130 as a simple diagnostic test for adult growth hormone deficiency.

Corporate Developments

On June 23, 2009, we completed a registered direct offering (“the Offering”) of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 common shares at a price of $1.88 per unit.  The related warrants (the “Investor warrants”) represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below.  We also granted warrants to the sole placement agent engaged in connection with the Offering (the “Compensation warrants”), as discussed below.

Total cash proceeds raised through the Offering amounted to $10.0 million, less cash transaction costs of approximately $0.8 million and non-cash transaction costs of approximately $0.7 million, which represent previously deferred charges incurred in connection with the filing of a shelf prospectus. The purchasers in the offering were comprised of US institutional investors, and the securities described above were offered pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement filed on June 18, 2009.

Investor warrants

We granted a total of 5,319,149 warrants to the institutional investors who participated in the Offering.  Each Investor warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share.  The Investor warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 of our common shares.

We estimated the fair value attributable to the Investor warrants of $1.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75.

The Investor warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder will receive a certificate for the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each Investor warrant.  We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of shares of common stock issuable on exercise of the Investor warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined, the Company or any successor entity shall have, at our option, the opportunity to exercise the Investor warrants, or shall, at the holder’s option, purchase the Investor warrants from the holders by paying to the holders an amount of cash equivalent to the Black Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

Compensation warrants

We granted a total of 820,668 warrants to the sole placement agent engaged in connection with the Offering.  Each Compensation warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share.  The Compensation warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 of our common shares.

We estimated the fair value attributable to the Compensation warrants of $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the Compensation warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Offering.

The terms of the Compensation warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Investor warrants discussed above.

Cetrorelix Development, Commercialization and License Agreement

On March 4, 2009, we entered into a development, commercialization and license agreement with sanofi-aventis (“sanofi”) for the development, registration and marketing of cetrorelix in BPH for the US market. Under the terms of the agreement, sanofi-aventis made an upfront nonrefundable license fee payment to us of $30.0 million. Also per the agreement, we will be entitled to receive a total of $135.0 million in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

We deferred the nonrefundable license fee and are amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development following our efforts relating to cetrorelix in BPH. The estimated product life cycle approximates the duration of our continuing involvement and performance obligations under the agreement with sanofi, as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

In determining the period over which license revenues are to be recognized, we have considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, we may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of existing patents or the addition of new patents, the economic lives of competing products and other events that would significantly change the duration of our continuing involvement and performance obligations and/or pertinent benefits expected to be derived by sanofi.

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, we will recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the underlying agreement.

As a result of entering into the agreement with sanofi, we are obliged to pay a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby we obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3.0 million and paid in July 2009, was deferred and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

In this MD&A, the events and transactions associated with the aforementioned agreement with sanofi are referred to as the sanofi-aventis Transaction.

Consolidated Interim Results of Operations

Consolidated Statements of Loss

(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,427	8,250	10,398	16,192
License fees and other	2,952	2,207	4,092	4,013
	8,379	10,457	14,490	20,205
Operating expenses
Cost of sales	4,545	4,758	8,239	9,362
Research and development costs, net of tax credits and grants	12,076	17,345	23,513	31,034
Selling, general and administrative	3,102	6,606	6,656	11,010
Depreciation and amortization
Property, plant and equipment	331	397	642	766
Intangible assets	563	876	1,120	1,716
	20,617	29,982	40,170	53,888
Loss from operations	(12,238)	(19,525)	(25,680)	(33,683)
Other income (expenses)
Interest income	118	311	274	588
Interest expense	—	(53)	(2)	(68)
Foreign exchange (loss) gain	(960)	(502)	(60)	1,753
Loss on disposal of long-lived assets held for sale	—	(810)	—	(35)
	(842)	(1,054)	212	2,238
Net loss for the period	(13,080)	(20,579)	(25,468)	(31,445)

Net loss per share
Basic and diluted	(0.24)	(0.39)	(0.48)	(0.59)
Weighted average number of shares
Basic and diluted	53,655,087	53,187,470	53,422,571	53,187,470

Consolidated Revenues

Consolidated revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from the manufacturing of Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, from Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the sale of the underlying future royalty stream to Cowen Healthcare Royalty Partners L.P. (“Cowen”).

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

Consolidated sales and royalties were $5.4 million for the three-month period ended June 30, 2009, compared to $8.3 million for the same period in 2008. This decrease is related to lower royalty revenues having been recognized in the second quarter of 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the three months ended June 30, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during the second quarter of 2008. The comparative decrease in sales and royalties is also attributable to euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the second quarter of 2009 vis-à-vis the euro.

Consolidated sales and royalties amounted to $10.4 million for the six-month period ended June 30, 2009, compared to $16.2 million for the same period in 2008. The decrease in sales and royalties for the six-month period ended June 30, 2009 compared to the same period last year is mainly related both to lower royalty revenues having been recognized in 2009 due to the amortization of the proceeds received from Cowen being lower than the comparative royalties attributable to our agreement with Merck Serono and to euro to US dollar exchange rate fluctuation, as discussed above.

Compared to the second quarter of 2009, consolidated sales and royalties are expected to remain stable, excluding foreign exchange rate impacts, throughout the remainder of 2009.

Consolidated license fee and other revenues increased to $3.0 million for the three-month period ended June 30, 2009, compared to $2.2 million for the same period in 2008 due to the comparative impact of the amortization of the upfront payment received in connection with the sanofi-aventis transaction and despite the foreign exchange rate fluctuation impact referred to above. For the six-month period ended June 30, 2009, consolidated license fee and other revenues amounted to $4.1 million, compared to $4.0 million for the same period in 2008.

Compared to the second quarter of 2009, consolidated license fee and other revenues are expected to remain stable throughout the remainder of 2009.

Consolidated Operating Expenses

Consolidated cost of sales decreased to $4.5 million for the three-month period ended June 30, 2009, compared to $4.8 million for the same period in 2008. Consolidated cost of sales as a percentage of sales and royalties has increased from 58% in the second quarter of 2008 to 84% in the second quarter of 2009 largely due to the comparative quarter-to-quarter decrease in royalty revenues, as explained above.

Consolidated cost of sales decreased to $8.2 million for the six-month period ended June 30, 2009, compared to $9.4 million for the same period in 2008. This decrease is largely attributable to the absence of Impavido® sales during the first three months of 2009, compared to the same period in 2008. However, cost of sales as a percentage of sales and royalties was 79% for the six-month period ended June 30, 2009, compared to 58% for the same period in 2008. The higher percentage of cost of sales for the six-month period ended June 30, 2009 is directly related to product mix which includes a high concentration of sales related to Cetrotide® as well as a decrease in royalty revenues.

Cost of sales as a percentage of sales and royalties is expected to stabilize at current period-to-date levels through the remainder of 2009.

Consolidated R&D costs, net of tax credits and grants, were $12.1 million and $23.5 million, respectively, for the three-month and six-month periods ended June 30, 2009 compared to $17.3 million and $31.0 million, respectively, for the same periods in 2008.

The comparative decrease in net R&D costs is largely attributable to a lower volume of expenses incurred in connection with the continued advancement of our Phase 3 program for our lead compound, cetrorelix, in BPH as well as to euro to US dollar exchange rate fluctuations, as discussed above.

We expect consolidated net R&D costs to decrease in the third quarter of 2009, compared to the second quarter of 2009. We continue to expect overall net R&D costs to total between $50.0 million and $53.0 million for the full year 2009 as we finalize the clinical studies in our Phase 3 program for cetrorelix in BPH.

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the three-month and six-month periods ended June 30, 2009.

(in thousands, except percentages)

(unaudited)

			Three months ended June 30, 2009		Six months ended June 30, 2009
Product	Status	Indication	$	%	$	%
Cetrorelix	Phase 3	BPH	7,177	86.8	13,404	85.6
Perifosine	Phase 2	Oncology	150	1.8	214	1.4
Ozarelix	Phase 2	BPH and prostate cancer	90	1.1	187	1.2
AEZS-112	Phase 1	Cancer	239	2.9	449	2.9
AEZS-126 / Erk PI3K	Preclinical	Cancer	330	4.0	624	4.0
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	147	1.8	264	1.7
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	29	0.3	85	0.5
Other	Preclinical	Multiple	107	1.3	427	2.7
			8,269	100.0	15,654	100.0

Consolidated selling, general and administrative (“SG&A”) expenses were $3.1 million and $6.7 million, respectively, for the three-month and six-month periods ended June 30, 2009, compared to $6.6 million and $11.0 million, respectively, for the same periods in 2008. This decrease is related to comparative euro to US dollar exchange rate fluctuations, the absence in 2009 of certain non-recurring corporate expenses related to organizational changes, including severance costs, which had been incurred in the second quarter of 2008, and to continuing cost-saving measures that were implemented beginning in the second quarter of 2008.

We expect that SG&A expenses incurred in the third quarter of 2009 will be similar to the second quarter of 2009. Overall, we continue to expect a significant decrease of SG&A expenses for the full year 2009, as compared to the full year 2008 results.

Consolidated loss from operations decreased to $12.2 million for the three-month period ended June 30, 2009 from $19.5 million for the same period in 2008. This decrease is largely due to lower R&D and SG&A expenses for the three-month period ended June 30, 2009, compared to the same period in 2008, partly compensated by lower revenues less cost of sales, as explained above.

For the six-month period ended June 30, 2009, consolidated loss from operations amounted to $25.7 million, compared to $33.7 million for the same period in 2008. This decrease is largely attributable to lower R&D and SG&A expenses for the six-month period ended June 30, 2009, compared to the same period in 2008, partly compensated by lower revenues less cost of sales, as explained above.

Consolidated total other income (expenses) for the three-month period ended June 30, 2009 totalled $(0.8) million, compared to ($1.1 million) for the same period in 2008. This decrease is primarily attributable to the absence, in 2009, of a loss on disposal of long-lived assets held for sale (incurred in 2008 in connection with the sale of our Quebec City building and land), partially offset by a comparative increase in foreign exchange losses.

Consolidated total other income (expenses) totalled $0.2 million for the six-month period ended June 30, 2009, compared to $2.2 million for the same period in 2008. This decrease is due primarily to a significant comparative decrease in foreign exchange gains, which largely result from euro to US dollar exchange rate fluctuations, as discussed above.

Consolidated net loss for the three-month period ended June 30, 2009 was $13.1 million, or $0.24 per basic and diluted share, compared to $20.6 million, or $0.39 per basic and diluted share, for the same period in 2008. This decrease is mainly related to lower comparative R&D and SG&A expenses, partially offset by lower comparative revenues, as discussed above.

Consolidated net loss was $25.5 million, or $0.48 per basic and diluted share, for the six-month period ended June 30, 2009, compared to $31.4 million, or $0.59 per share, for the same period in 2008. In addition to the comparative reduction in year-to-date R&D and SG&A expenses, which in turn were partially offset by a comparative reduction in revenues,  the decrease from 2008 to 2009 was also due to lower foreign exchange gains in the six-month period ended June 30, 2009, as discussed above.

Consolidated Balance Sheet Information

(Unaudited)

(in thousands)	As at June 30, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	56,817	49,226
Short-term investments	518	493
Accounts receivable and other current assets	13,420	12,005
Property, plant and equipment	6,387	6,682
Other long-term assets	40,298	39,936
Total assets	117,440	108,342

Accounts payable and other current liabilities	27,006	22,121
Current portion of long-term payable	52	49
Long-term payable	155	172
Non-financial long-term liabilities	86,858	64,525
Total liabilities	114,071	86,867
Shareholders’ equity	3,369	21,475
Total liabilities and shareholders’ equity	117,440	108,342

The increase in cash and cash equivalents as at June 30, 2009, compared to December 31, 2008 is due primarily to the receipt of proceeds from sanofi and to the receipt of net proceeds in connection with the Offering, as discussed above, largely offset by recurring cash flows related to operating activities, as discussed below.

The increase in accounts receivable and other current assets as at June 30, 2009, compared to December 31, 2008 is largely attributable to higher customer billings and increases in the short-term portion of deferred charges (transaction costs), recorded in connection with the sanofi-aventis Transaction, discussed above.

The increase in accounts payable and other current liabilities results from a higher level of trade accounts payable and accrued liabilities as at June 30, 2009 compared to December 31, 2008, as well as from the increase in the short-term portion of deferred revenues following the receipt of proceeds, in December 2008, from Cowen in connection with our sale of future Merck Serono royalties, and from the increase in short-term deferred revenues and payable due to Tulane associated with the sanofi-aventis Transaction, discussed above.

The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following receipt of the license fee payment in connection with the sanofi-aventis Transaction, discussed above.

The decrease in shareholders’ equity from December 31, 2008 to June 30, 2009 is almost entirely attributable to the increase in consolidated deficit due to the net loss for the six months ended June 30, 2009 and to the decrease of accumulated other comprehensive income, which in turn is comprised almost exclusively of cumulative translation adjustments. This decrease is partially offset by the increase in share capital and warrants subsequent to the Offering, as discussed above.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements which are respectively related to the execution of our Phase 3 program with cetrorelix in BPH and the manufacturing of Cetrotide®. The following table summarizes future cash requirements with respect to these obligations.

	Payments due in
(in thousands)	Carrying amount	Within 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$
Long-term payable	206	52	103	51	—
Operating leases	14,382	2,112	4,245	4,178	3,847
Commercial commitments	13,142	8,998	2,867	1,277	—
Total	27,730	11,162	7,215	5,506	3,847

Outstanding Share Data

As at August 10, 2009, there were 58,506,619 common shares issued and outstanding, as well as 4,765,500 stock options outstanding. Warrants outstanding as at August 10, 2009 represent a total of 2,148,936 equivalent common shares.

Capital disclosures

Our objective in managing capital, composed of shareholders’ equity, is to ensure a sufficient liquidity position to finance our R&D activities, SG&A expenses, working capital and overall capital expenditures. We make every effort to manage our liquidity to minimize dilution to our shareholders. For example, over the past several months, we have increased our liquidity through transactions such as the sale of non-core assets and rights to future royalties and new licensing agreements.

In June 2009, we raised additional capital via the Offering, as discussed above.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, in Phase 3 for BPH.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the selling of non-core assets and other non-dilutive activities, except for the Offering, as discussed above.

Our cash, cash equivalents and short-term investments amounted to $57.3 million as at June 30, 2009, compared to $49.7 million as at December 31, 2008. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at June 30, 2009, cash, cash equivalents and short-term investments of the Company included CAN$2.6 million and €13.2 million.

Short-term investments do not include asset-backed commercial paper affected by liquidity issues.

Based on our assessment, which takes into account the nonrefundable license fee payment received in connection with the sanofi-aventis Transaction, completion of the Offering, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date of June 30, 2009.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities were $16.1 million for the three-month period ended June 30, 2009, compared to $19.4 million for the same period in 2008. The decrease in cash used in operating activities is largely due to a comparative decrease in cash R&D and SG&A expenditures, partially offset by lower revenues, increased trade accounts receivable, increased operating prepaid expenses and other current assets and decreased trade accounts payable.

Cash flows used in operating activities were $0.9 million for the six-month period ended June 30, 2009, compared to $27.6 million for the same period in 2008. The significant decrease in cash used in operating activities is due in large proportion to the net cash proceeds received in connection with the sanofi-aventis Transaction, discussed above, as well as from lower cash R&D and SG&A expenditures, partially offset by lower revenues, higher inventory levels, increased operating prepaid expenses and other current assets, increased deferred charges and other long-term assets and increased accounts payable and accrued liabilities.

We expect net cash used in operating activities to decrease slightly in future quarters of 2009, excluding any foreign exchange rate fluctuation impacts, as compared to the second quarter of 2009.

Financing Activities

Net cash provided by (used in) financing activities amounted to $9.2 million for each of the three-month and six-month periods ended June 30, 2009, compared to $(0.3) million and $(0.8) million, respectively, for the three-month and six-month periods ended June 30, 2008. The significant increase in cash provided by financing activities is due primarily to the receipt of net cash proceeds in connection with the Offering, as discussed above.

Investing Activities

Net cash (used in) provided by investing activities amounted to $(0.3) million for each of the three-month and six-month periods ended June 30, 2009, compared to $14.4 million and $31.0 million, respectively, for the three-month and six-month periods ended June 30, 2008. This variation mainly is related to the absence in 2009 of proceeds from the sale and maturity of short-term investments and of net proceeds received from the sale of our Quebec City building and land.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2008, with the exception of the application of the new accounting guidance discussed below. A complete description of our critical accounting policies and estimates can be found in our consolidated financial statements as at and for the year ended December 31, 2008. A summary of pertinent differences between Canadian and US GAAP can be found in note 27 to our annual 2008 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at and for the three-month and six-month periods ended June 30, 2009 are provided in note 12 to our interim consolidated financial statements.

New Accounting Standards

Impact of accounting standards adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to our interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. We have adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on our consolidated financial statements.

New Pronouncements Not Yet Adopted

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements for years ending after September 30, 2009. We do not expect that adoption of these amendments will have a significant impact on our consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. We do not expect that adoption of these amendments will have a significant impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on a wide range of operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway.

Solutions development activities include, but are not limited to, the following key activities:

•      Performance of a more detailed review of relevant IFRS standards in order to identify differences as compared to our current accounting policies;

•      Performance of quantitative and qualitative impact analyses pursuant to the application of current international guidance to recent financial information;

•      Preparation of “mock” financial statements and notes in accordance with IFRS in order to establish a model for required presentation, format and disclosures;

•      Selection or modification of accounting policies, where required or appropriate, including those available under IFRS 1, First-time Adoption of International Financial Reporting Standards;

•      Identification of any necessary changes relative to information-gathering activities and processes, including systems;

•      Identification of impact on other internal and external stakeholders;

•      Providing training to selected personnel.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Quarterly Consolidated Results of Operations Information (unaudited)

(in thousands, except for per share data)

	Quarters ended
	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
	$	$	$	$

Revenues	8,379	6,111	7,244	11,029
Loss from operations	(12,238)	(13,442)	(16,315)	(12,386)
Net loss	(13,080)	(12,388)	(14,493)	(13,879)
Net loss per share
Basic and diluted	(0.24)	(0.23)	(0.27)	(0.26)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis.  As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

	Quarters ended
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
	$	$	$	$

Revenues	10,457	9,748	10,240	11,044
Loss from operations	(19,525)	(14,158)	(11,664)	(9,461)
Net loss from continuing operations	(20,579)	(10,866)	(13,854)	(8,112)
Net loss	(20,579)	(10,866)	(13,636)	(8,704)
Net loss per share from continuing operations
Basic and diluted	(0.39)	(0.20)	(0.26)	(0.16)
Net loss per share
Basic and diluted	(0.39)	(0.20)	(0.26)	(0.16)

Outlook for 2009

We expect to disclose efficacy and safety results of our North American Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, in the third quarter of 2009. Results for the second efficacy trial in Europe of this same program are expected in the fourth quarter of 2009. Results for the QTc trial are expected by the end of 2009.

In the fourth quarter of 2009, we expect to disclose Phase 2 results with AEZS-108 in advanced ovarian and endometrial cancers.

We will continue to seek business development opportunities from our extensive product pipeline.

Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the three months ended June 30, 2009, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at August 10, 2009.

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist of notes issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended June 30, 2009.

As at June 30, 2009, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•      Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•      We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•      Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have a material adverse effect on our operating results;

•      We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•      We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•      In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. However, there is no assurance that we will be able to make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into our operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. If we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2008 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

August 10, 2009

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

As at and for the three-month and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at and for the three-month and six-month periods ended June 30, 2009 and 2008

Financial Statements

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Loss and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

(Unaudited)	As at June 30, 2009	As at December 31, 2008
	$	$
ASSETS
Current assets
Cash and cash equivalents	56,817	49,226
Short-term investments	518	493
Accounts receivable
Trade	3,940	3,425
Other	364	1,100
Income taxes	96	48
Inventory (note 5)	3,587	3,385
Prepaid expenses and other current assets	5,433	4,047
	70,755	61,724
Property, plant and equipment	6,387	6,682
Deferred charges and other long-term assets	7,327	5,959
Intangible assets	22,911	23,894
Goodwill (note 4)	10,060	10,083
	117,440	108,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,365	13,690
Income taxes	801	800
Deferred revenues	11,840	7,631
Current portion of long-term payable	52	49
	27,058	22,170
Deferred revenues	76,734	54,433
Long-term payable	155	172
Employee future benefits (note 7)	10,124	10,092
	114,071	86,867
SHAREHOLDERS’ EQUITY
Share capital (note 8)	37,431	30,566
Warrants (note 8)	1,608	—
Other capital	79,793	79,669
Deficit	(128,282)	(102,814)
Accumulated other comprehensive income	12,819	14,054
	3,369	21,475
	117,440	108,342
Basis of presentation (note 1)
Evaluation of going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

2

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three-month and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of US dollars)

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$		$	$	$	$
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss for the period	—	—	—	—	(25,468)	—	(25,468)
Issuance pursuant to registered direct offering, net of transaction costs (note 8)	5,319,149	6,865	1,608	—	—	—	8,473
Foreign currency translation adjustment	—	—	—	—	—	(1,235)	(1,235)
Stock based compensation costs	—	—	—	124	—	—	124
Balance — June 30, 2009	58,506,619	37,431	1,608	79,793	(128,282)	12,819	3,369

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the period	—	—	—	(31,445)	—	(31,445)
Foreign currency translation adjustment	—	—	—	—	519	519
Variation in fair value of short-term investments, net of income taxes	—	—	—	—	12	12
Stock based compensation costs	—	—	142	—	—	142
Balance — June 30, 2008	53,187,470	30,566	79,448	(74,442)	22,247	57,819

	As at June 30,
	2009	2008
	$	$
Accumulated Other Comprehensive Income
Consisting of the following:
Foreign currency translation adjustments	12,816	22,225
Variation in fair market value of short-term investments, net of income taxes	3	22

Accumulated Other Comprehensive income	12,819	22,247
Deficit	(128,282)	(74,442)
Total Accumulated Other Comprehensive Income and Deficit	(115,463)	(52,195)

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Æterna Zentaris Inc.

Interim Consolidated Statements of Loss and Comprehensive Loss

For the three-month and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,427	8,250	10,398	16,192
License fees and other	2,952	2,207	4,092	4,013
	8,379	10,457	14,490	20,205
Operating expenses
Cost of sales	4,545	4,758	8,239	9,362
Research and development costs, net of tax credits and grants	12,076	17,345	23,513	31,034
Selling, general and administrative	3,102	6,606	6,656	11,010
Depreciation and amortization
Property, plant and equipment	331	397	642	766
Intangible assets	563	876	1,120	1,716
	20,617	29,982	40,170	53,888
Loss from operations	(12,238)	(19,525)	(25,680)	(33,683)
Other income (expenses)
Interest income	118	311	274	588
Interest expense	—	(53)	(2)	(68)
Foreign exchange (loss) gain	(960)	(502)	(60)	1,753
Loss on disposal of long-lived assets held for sale	—	(810)	—	(35)
	(842)	(1,054)	212	2,238
Net loss for the period	(13,080)	(20,579)	(25,468)	(31,445)
Net loss per share
Basic and diluted	(0.24)	(0.39)	(0.48)	(0.59)
Weighted average number of shares (note 11)
Basic and diluted	53,655,087	53,187,470	53,422,571	53,187,470

Consolidated Statements of Comprehensive Loss

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Net loss for the period	(13,080)	(20,579)	(25,468)	(31,445)
Other comprehensive income (loss):
Foreign currency translation adjustments	62	528	(1,235)	519
Variation in the fair value of short-term investments, net of income taxes	—	(35)	—	12
Comprehensive loss	(13,018)	(20,086)	(26,703)	(30,914)

The accompanying notes are an integral part of these consolidated financial statements.

4

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2009	2008	2009	2008
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(13,080)	(20,579)	(25,468)	(31,445)
Items not affecting cash and cash equivalents
Depreciation and amortization	894	1,273	1,762	2 482
Stock based compensation costs	64	(128)	124	142
Loss on disposal of long-lived assets held for sale	—	810	—	35
Employee future benefits	166	215	18	400
Amortization of deferred charges and other long-term assets	290	32	1,554	127
Amortization of deferred revenues	(2,666)	(1,410)	(4,728)	(2,795)
Accretion on long-term borrowings	—	(15)	—	—
Foreign exchange loss (gain) on items denominated in foreign currencies	950	346	50	(903)
Amortization of prepaid expenses and other non-cash items	4,725	2,589	9,105	5,554
Changes in operating assets and liabilities (note 6)	(7,477)	(2,512)	16,719	(1,218)
Net cash used in operating activities	(16,134)	(19,379)	(864)	(27,621)

Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of cash transaction costs of $808 (note 8)	9,192	—	9,192	—
Repayment of long-term debt and payable	—	(362)	(24)	(362)
Deferred share issue expenses	—	12	—	(438)
Net cash provided by (used in) financing activities	9,192	(350)	9,168	(800)

Cash flows from investing activities
Proceeds from sale and maturity of short-term investments	—	8,839	—	17,213
Net proceeds from sale of long-lived assets held for sale	—	6,545	—	14,854
Purchases of property, plant and equipment	(9)	(1,005)	(69)	(1,061)
Disposal of property, plant and equipment	4	10	4	12
Purchases of amortizable intangible assets	(280)	(1)	(280)	(16)
Net cash provided by (used in) investing activities	(285)	14,388	(345)	31,002

Effect of exchange rate changes on cash and cash equivalents	2,050	(82)	(368)	(1,418)
Net change in cash and cash equivalents	(5,177)	(5,423)	7,591	1,163
Cash and cash equivalents — Beginning of period	61,994	16,858	49,226	10,272
Cash and cash equivalents — End of period	56,817	11,435	56,817	11,435

Cash and cash equivalents components:
Cash	29,027	11,435	29,027	11,435
Cash equivalents	27,790	—	27,790	—
	56,817	11,435	56,817	11,435

The accompanying notes are an integral part of these consolidated financial statements.

5

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

1              Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Æterna Zentaris Inc. (“the Company”) as at June 30, 2009 and for the three-month and six-month periods ended June 30, 2009 and 2008 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 12. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2008, except for the adoption of the new accounting standards described in note 2.

These interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2008. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain other accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

6

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Evaluation of going concern, results of operations, and management’s plans:

Management is required to make an assessment of the Company’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Management’s assessment took into account previously disclosed transactions, the completion of the registered direct offering discussed in note 8, and the Company’s strategic plan and corresponding budgets for 2009 and forecasts for 2010 and 2011. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date.

2              New accounting standards and pronouncements

a)     Adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on the Company’s consolidated financial statements.

7

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

b)     Not yet adopted

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements for years ending after September 30, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

3              Development, commercialization and license agreement

On March 4, 2009, the Company entered into a development, commercialization and license agreement (the “Agreement”) with sanofi-aventis (“sanofi”). The Agreement is for the development, registration and marketing of cetrorelix in benign prostatic hyperplasia (“BPH”) for the United States market. Under the terms of the Agreement, sanofi made an upfront nonrefundable license fee payment to the Company of $30,000,000. Also per the Agreement, the Company will be entitled to receive a total of $135,000,000 in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

As with similar prior arrangements, the Company has applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and has determined that all deliverables and performance obligations contemplated by the Agreement should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not currently known, probable or estimable.

The Company has deferred the nonrefundable license fee and is amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development. The estimated product life cycle approximates the duration of the Company’s continuing involvement and performance obligations under the Agreement as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

In determining the period over which license revenues are to be recognized, the Company has considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations and pertinent benefits expected to be derived by sanofi.

8

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the Agreement.

As a result of entering into the Agreement with sanofi, the Company is obliged to pay a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3,000,000, was deferred, is not yet paid and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

During the three-month and six-month periods ended June 30, 2009, the Company recognized a total of approximately $898,000 and $1,184,000, respectively, in license fee revenues in connection with the Agreement with sanofi. Concurrently, during the same periods, the Company incurred approximately $90,000 and $118,000, respectively, in expenses, which are represented by the royalty payable to Tulane, discussed above.

4              Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2008	10,083
Impact of foreign exchange rate changes	(23)

Balance as at June 30, 2009	10,060

5              Inventory

	As at June 30,	As at December 31,
	2009	2008
	$	$
Raw materials	2,251	2,367
Work in progress	1,223	682
Finished goods	113	336
	3,587	3,385

9

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

6              Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Changes in operating assets and liabilities
Accounts receivable	(1,680)	(1,024)	152	(499)
Inventory	270	527	(170)	900
Prepaid expenses and other current assets	(5,198)	(1,832)	(10,893)	(4,754)
Deferred charges and other long-term assets	—	—	(3,000)	—
Accounts payable and accrued liabilities	(869)	(111)	659	3,216
Deferred revenues	—	—	30,000	—
Income taxes	—	(72)	(29)	(81)
	(7,477)	(2,512)	16,719	(1,218)

7              Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month and six-month periods ended June 30, 2009, total defined benefit pension expenses amounted to approximately $196,500 and $379,500, respectively ($235,000 and $435,000, respectively, for the same periods in 2008). For the three-month and six-month periods ended June 30, 2009, total expenses related to other defined benefit plans amounted to approximately $99,200 and $177,200, respectively ($138,000 and $215,000, respectively, for the same periods in 2008).

The Company sponsors a matching defined contribution plan at its Canadian headquarters. Under that plan, the Company may contribute amounts equal to a percentage of employee contributions. For the three-month and six-month periods ended June 30, 2009, matching contributions to the plan totalled approximately $nil and $41,000, respectively ($6,000 and $35,500, respectively, for the same periods in 2008).

The Company also sponsors a 401K plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the three-month and six-month periods ended June 30, 2009, matching contributions to the plan amounted to approximately $14,000 and $29,000, respectively ($23,000 and $46,000, respectively, for the same periods in 2008).

8              Registered direct offering

On June 23, 2009, the Company completed a registered direct offering (“the Offering”) of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 common shares at a price of $1.88 per unit.  The related warrants (the “Investor warrants”) represent the right to acquire an aggregate

10

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

of 1,861,702 common shares, as discussed below.  The Company also granted warrants to the sole placement agent engaged in connection with the Offering (the “Compensation warrants”), as discussed below.

Total proceeds raised through the Offering amounted to $10,000,000, less cash and non-cash transaction costs of approximately $1,528,000. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement filed on June 18, 2009.

Investor warrants

The Company granted a total of 5,319,149 warrants to the institutional investors who participated in the Offering.  Each Investor warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share.  The Investor warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

The Company estimated the fair value attributable to the Investor warrants of $1,620,998 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the Investor warrants amounted to approximately $247,000.

The Investor warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder will receive a certificate for the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each Investor warrant.  The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of shares of common stock issuable on exercise of the Investor warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall have, at the Company’s option, the opportunity to exercise the Investor warrants, or shall, at the holder’s option, purchase the Investor warrants from the holders by paying to the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

Compensation warrants

The Company granted a total of 820,668 warrants to the sole placement agent engaged in connection with the Offering.  Each Compensation warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share.  The Compensation warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

11

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

The Company estimated the fair value attributable to the Compensation warrants of $234,251 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of $1.75.  The initial fair value of the Compensation warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Offering.

The terms of the Compensation warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Investor warrants discussed above.

9              Stock option plan

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Six months ended June 30, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	4,490,759	3.28	4,136,092	3.83
Granted	—	—	735,000	0.59
Forfeited	(15,000)	0.55	(165,000)	3.41
Expired	(3,593)	1.73	(215,333)	4.51

Balance - End of period	4,472,166	3.29	4,490,759	3.28

US Dollar Options:

	Six months ended June 30, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	313,334	2.76	870,000	2.79
Forfeited	(20,000)	1.78	(556,666)	2.80

Balance - End of period	293,334	2.83	313,334	2.76

12

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

10           Financial instruments and financial risk management

Fair value

Cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

Financial risk management

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company’s parent entity and US subsidiary adopted the Euro as their functional currency. This change, accounted for prospectively, did not result in any significant impact upon the interim consolidated financial statements.

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the Canadian dollar vis-à-vis the Euro (“EUR”) exchange rates could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•      Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.4013.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at June 30, 2009 would be as follows:

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	36,097	1,805	(1,805)
Total impact on consolidated net loss - (increase)/decrease		1,805	(1,805)

13

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

11           Net loss per share

The following table sets forth the computation of basic and diluted net loss per share.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Net loss	(13,080)	(20,579)	(25,468)	(31,445)
Basic weighted average number of shares outstanding	53,655,087	53,187,470	53,422,571	53,187,470
Dilutive effect of stock options	383,252	—	255,015	—

Diluted weighted average number of shares outstanding	54,038,339	53,187,470	53,677,586	53,187,470

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares
Stock options	4,045,500	4,196,093	4,045,500	4,196,093
Warrants (number of equivalent shares)	2,148,936	—	2,148,936	—

For the three-month and six-month periods ended June 30, 2009 and 2008, the diluted net loss per share was the same as the basic net loss per share since the effect of the assumed exercise of stock options and warrants to purchase common shares (2009 only) is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

12           Differences between Canadian and US GAAP

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 27 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission (“SEC”) in the United States have not been provided in these interim consolidated financial statements.

14

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Reconciliation of net loss to US GAAP

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Net loss for the period under Canadian GAAP	(13,080)	(20,579)	(25,468)	(31,445)

Variation in warrant liability (a)	33	—	33	—
Amortization of in-process R&D (b)	259	382	517	736

Net loss for the period under US GAAP	(12,788)	(20,197)	(24,918)	(30,709)

Net loss per share
Basic and diluted	(0.24)	(0.38)	(0.47)	(0.58)

Weighted average number of shares outstanding under US GAAP (note 11)
Basic and diluted	53,655,087	53,187,470	53,422,571	53,187,470

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP. Please see corresponding explanatory notes for additional information.

	As at June 30,	As at December 31,
	2009	2008
	$	$
Shareholders’ equity in accordance with Canadian GAAP	3,369	21,475

Net impact of liability accounting for warrants (a)	(1,586)	—
In-process research and development costs (b)	(7,821)	(8,341)
Shareholders’ (deficiency) equity in accordance with US GAAP	(6,038)	13,134

Statement of cash flows

For the three-month and six-month periods ended June 30, 2009 there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

15

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

a)     Warrants

Under Canadian GAAP, the Company has classified and is accounting for its outstanding share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in the warrant and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the share purchase warrants are within the scope of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), and as such has classified and is accounting for these instruments as a liability. SFAS 150 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value, or $1,821,610 as at June 30, 2009. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of loss.

As at June 30, 2009, the Investor warrants had a fair value of $1,591,701, which was determined by applying the Black-Scholes pricing model, to which the following assumptions were applied: a market-value per share price of $1.73, a risk-free annual interest rate of 1.64%, expected volatility of 90.6%, an expected term of 2.5 years and an expected dividend yield of 0.0%.

As at June 30, 2009, the Compensation warrants had a fair value of $229,909, which was determined by applying the Black-Scholes pricing model, to which the following assumptions were applied: a market-value per share price of $1.73, a risk-free annual interest rate of 1.64%, expected volatility of 90.6%, an expected term of 2.5 years and an expected dividend yield of 0.0%.

The fair value of the Company’s warrant liability was determined using the Black-Scholes pricing model. The valuation methodology uses “Level 2” inputs in calculating fair value, as defined in SFAS No. 157, Fair Value Measurement, which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

b)     Research and development costs

Under US GAAP, prior to the issuance of SFAS 141(R), as defined and discussed below, in-process research and development acquired in a business combination was required to be written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

16

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

New accounting standards and pronouncements

a)     Adopted in 2009

The FASB’s Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property”

(“EITF 07-1”)

The EITF has issued guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The EITF defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement.  The EITF ratified EITF 07-1 in December 2007, making the guidance effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has adopted the provisions of EITF 07-1 on January 1, 2009, and such adoption has not had any impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”)

In December 2007, the FASB issued SFAS No. 141(R), which is a revision of previously existing guidance on accounting for business combinations. SFAS 141(R) retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of SFAS 141(R) to any business combinations entered into in the future.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS 160 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of SFAS 160 to any business combinations entered into, where applicable, in the future.

17

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — Including an amendment of FASB Statement No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS No. 161, which amends and expands the disclosure requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and other related literature. SFAS 161 is effective for financial statements issued for periods beginning after November 15, 2008. The Company has adopted SFAS 161 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the FASB issued SFAS 162, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard has not had any impact on the Company’s consolidated financial statements.

SFAS 165, Subsequent Events (“SFAS 165”)

In May 2009, the FASB issued SFAS 165, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted SFAS 165 in May 2009, and such adoption has not had any impact on the Company’s consolidated financial statements.

FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and as per other US GAAP guidance. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008 and interim periods within those fiscal years.  The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company adopted FSP FAS 142-3 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

FSP No. FAS 107-1 and Accounting Principles Board (“APB”) Opinion 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”)

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and amends APB 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The Company has adopted FSP FAS 107-1 and APB 28-1 in April 2009, and such adoption has not had a significant impact on the Company’s financial statements.

FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”)

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends and clarifies SFAS 141R to address application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt FSP FAS 141(R)-1, where relevant, for any future business combinations entered into.

FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”)

In April 2009, the FASB issued FSP FAS 157-4, which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased.  FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009, while earlier adoption for periods ending before March 15, 2009, is not permitted.  The Company adopted FSP FAS 157-4 on April 1, 2009, and there has been no significant impact on the consolidated financial statements.

EITF Topic D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 (“Topic D-101”)

The EITF updated Topic D-101 to include references to SFAS 141R, which applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company will apply the provisions of SFAS Topic D-101, where applicable, to any future business combinations entered into.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

b)     Not yet adopted

FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”)

On December 30, 2008, the FASB issued FSP FAS 132(R)-1, which significantly expands the disclosures required by employers for postretirement plan assets. FSP FAS 132(R)-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. FSP FAS 132(R)-1 also requires new disclosures similar to those in SFAS No. 157, Fair Value Measurements, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132(R)-1 is effective for periods ending after December 15, 2009, and the pertinent disclosure requirements are annual and do not apply to interim financial statements. The Company is currently evaluating the potential impact, if any, that the adoption of FAS 132(R)-1 will have on its consolidated financial statements.

SFAS 166, Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140 (“SFAS 166”)

In June 2009, the FASB issued SFAS 166, which removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities.  SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date.  The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”)

In June 2009, the FASB issued SFAS 167, which amends the consolidation guidance for variable interest entities under FASB Interpretation No. 46(R). Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity.  SFAS 167 is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter.  The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

SFAS 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS 168”)

In June 2009, the FASB issued SFAS 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities presented in conformity with US GAAP.  SFAS 168 replaces SFAS 162 and is effective for interim and annual periods ending after September 15, 2009.  The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

20

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month and six-month periods ended June 30, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

SEC Staff Accounting Bulletin (“SAB”) No. 112 (“SAB 112”)

In June 2009, the SEC issued SAB 112, which amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations, and in order to bring existing guidance into conformity with recent pronouncements by the FASB, namely, SFAS 141R and SFAS 160.  SAB 112 will be effective upon publication in the Federal Register.  The Company does not expect that adoption of this SAB will have a significant impact on the consolidated financial statements.

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